Brookfield

BROOKFIELD PROPERTIES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation” or “BPO”) will be held at Three World Financial Center on the 25th floor in New York, New York, USA on Wednesday, May 4, 2011 at 2:00 p.m., New York time, for the following purposes:

1)	to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010, including the external auditor’s report;

2)	to consider and, if deemed advisable, to approve a special resolution authorizing an amendment to the articles of the Corporation to increase the number of directors from 10 to 11;

3)
to consider and, if deemed advisable, to approve a special resolution authorizing an amendment to the articles of the Corporation to change the name of the Corporation to “Brookfield Office Properties Inc.”;

4)	to elect directors who will serve until the end of the next annual meeting of shareholders; and

5)	to appoint the external auditor who will serve until the end of the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this notice.

You have the right to vote at the Annual and Special Meeting of Shareholders if you are a BPO shareholder as at the close of business on Monday, March 7, 2011.

You do not have to vote in person at the meeting. The Management Proxy Circular tells you how to exercise your right to vote your shares.

By Order of the Board of Directors

BRETT M. FOX
General Counsel and Secretary
New York, New York, USA
March 30, 2011